S&P GSCI Natural Gas Spot Fund Up Class Shares	NGUP

December 31, 2013

UP CLASS SHARE OBJECTIVE:

AccuShares S&P GSCI Natural Gas Spot Fund Up Class Shares are designed to track the changes in specified spot natural gas prices in the S&P GSCI Natural Gas Spot index occurring from the prior Distribution Date to the next Distribution Date or a Measuring Period. Up Shares of the Fund seek to provide investment results, before adjustment for the class’ Net Investment Income and fees, which corresponds to the performance of the Underlying Index over a Measuring Period, whether favorable or adverse (subject to the Class Value per Share Limitation).

ABOUT THE INDEX:

The S&P GSCI Natural Gas Spot is a sub-index of the S&P GSCI that reflects only the prices of the included Henry Hub natural gas futures contracts. The index does not incorporate interest on collateral or the premium or discount obtained by rolling positions forward as they approach delivery. Please see www.spindices.com/documents/methodologies/methodology-sp-gsci.pdf for further information.

KEY BENEFITS:
Exposure to the S&P “Spot Index” methodology:	Through the use of the S&P “spot index” methodology, the S&P GSCI Natural Gas Spot index seeks to reflect a numerical value for the natural gas spot price which does not incorporate or account for any increase or decrease relating to roll yield or to the trading of expiring contracts into a next current contract.
No K-1’s	Unlike futures linked funds which issue K-1’s, tax reporting for the AccuShares S&P GSCI Natural Gas Spot Fund is through Form 1099.

FUND DETAILS:
Inception Date:	[ ], 2014
Trading Symbol:	NGUP
Intraday Symbol:	NGUP.IV
Underlying Index:	The S&P GSCI Natural Gas Spot index
Underlying Index Symbol:	SPGCNG Index <Go> or .SPGSNG
CUSIP:	00439V847
Listing Exchange:	NASDAQ OMX
Management Fee:	60bps per annum
Distributions:	Quarterly on the 15th of the last month of each quarter

INDEX COMPARISON GRAPH:

Historical Results for the period from December 31, 2008 through December 31, 2013 Source: Bloomberg, Energy Information Administration (www.EIA.gov)

HISTORICAL RETURNS:

	1 Year	2 Year	3 Year	4 Year	12/31/08 to 12/31/13	12/31/08 to 12/31/13 (Annualized)
S&P GSCI Natural Gas Spot	26.23%	41.51%	-3.98%	-24.09%	-24.76%	-5.53%
S&P GSCI Natural Gas Excess Return	9.13%	-18.61%	-54.89%	-73.01%	-87.97%	-34.51%
EIA Natural Gas Futures Contract 1 ($’s per Million Btu)	26.23%	41.52%	-3.97%	-24.06%	-24.73%	-5.52%

Historical Results for the period from December 31, 2008 through December 31, 2013 Source: Bloomberg, Energy Information Administration (www.EIA.gov)

Historical S&P GSCI Natural Gas Spot, S&P GSCI Natural Gas Excess Return and U.S. Energy Information Administration Natural Gas Futures Contract 1 performance and return information is not indicative of future performance and returns of these indices or the shares of the Fund. It is not possible to invest directly in an index. Index performance and return information does not include Fund operating costs and other expenses, including the sponsor’s fee and Fund income taxes, or Fund creation and redemption transaction fees and does not account for investor brokerage commissions that will be incurred by investors purchasing and selling Fund shares in the secondary market.

Contact Us:	AccuShares Investor Service Center: 1-203-989-4969	Email: info@accushares.com
	Hours: Monday to Friday 8:00am – 5:00pm EST	Website: accushares.com

The Fund is not suitable for all Investors. The Fund is not intended as a long term passive investment.
For Use With Institutions Only. Not For Retail Distribution.	Foreside Fund Services, LLC; Marketing Agent

S&P GSCI Natural Gas Spot Fund Up Class Shares	NGUP

Not an Offer; Emerging Growth Company:

This fact sheet does not constitute an offer of any securities for sale. The information contained in this fact sheet is not complete and may be changed. The Fund may not sell the securities described herein until a registration statement is filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC. This fact sheet is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted. An investment in these securities involves significant risks. Before investing, you should thoroughly and carefully read the description of these risks and the other information in the Fund’s prospectus once the prospectus becomes available.

The Trust is an emerging growth company. The Trust and its sponsor are delivering this fact sheet solely to “qualified institutional investors” and “accredited investors,” as such terms are respectively defined in Rule 144A and Rule 501(a) promulgated under the Securities Act of 1933 (the “Securities Act”), to determine whether such investors might have an interest in a contemplated offering of these securities before the filing of a registration statement with respect to these securities with the SEC. This fact sheet does not constitute a prospectus and any sales or deliveries of these securities must be accompanied or preceded by a prospectus that meets the requirements of Section 10(a) of the Securities Act. The Trust and the sponsor intend the use of this fact sheet to comply with Section 5(d) of the Securities Act as a written communication defined in Rule 405 promulgated under the Securities Act.

Key Risk Factors:

Investing in the Fund involves substantial risk and high volatility, including possible loss of entire principal. Receipt of distributions of cash or shares will reduce an investor’s opportunity for gains in subsequent periods. Special Distributions will alter the timing of distributions to investors and reduce an investor’s opportunity for gains in subsequent periods. A Corrective Distribution will eliminate an investor’s opportunity for gains relating to the Underlying Index if an investor fails to rebalance his/her investments. Net income distributions may not occur. Decreases in Class Values per Share from distributions and/or net losses may reduce Class Values per Share leading to an adverse effect on the liquidity of the market for the Fund’s Shares and may deplete the Fund’s assets.

Disclosures:

AccuShares Commodities Trust I is a Delaware statutory trust organized by AccuShares Management LLC, the trust’s sponsor, into separate Fund series. Neither the Fund nor the Trust is an investment company under the Investment Company Act of 1940 or is subject to regulation under the Commodities Exchange Act or by the Commodity Futures Trading Commission and investors in the Fund are not afforded protection under such laws and regulations. Each Fund’s shares represent fractional undivided interests in and ownership of that Fund only. Each Fund will offer its shares on a continuous basis and be listed on the NASDAQ OMX.

The Funds are not intended to be used as long-term passive investment vehicles. The Funds are not appropriate for you if you do not intend to actively monitor and manage your holdings in the Funds before and immediately following each Fund distribution date.

Distributions and Exposure to Underlying Index:

Exposure to changes in an Underlying Index will be achieved through the allocation of the Fund’s liquidation value to each of its share classes and the resulting distribution to Fund shareholders of cash or cash and paired Up and Down Shares on prescribed distribution dates. A Fund’s Up Shares will be entitled to a distribution when the Fund’s Underlying Index has increased as of specified dates (“Regular Distributions”) or by 75% (“Special Distributions”). Similarly, a Fund’s Down Shares will be entitled to Regular or Special Distributions when the Underlying Index has declined. Any Regular or Special Distribution will have a total value equal to the favorable, but no more than 90%, Underlying Index change since the previous distribution date or since the Fund’s inception in the case of the first distribution. Regular and Special Distributions are expected to be made principally in cash, though the sponsor reserves the right to make all or any part of any such distribution in paired shares, especially where further cash distributions would have an adverse effect on the liquidity of the market for the Fund’s shares. After the first six months of Fund share trading, such distributions will be made in paired shares if Fund assets are $25 million or less. The share class having an adverse experience from Underlying Index changes will receive no Regular or Special Distribution and will experience dilution in value caused by the distribution to the opposing share class. Corrective distributions of shares (“Corrective Distributions”) may occur if the Fund’s share classes’ exchange trading prices deviate persistently from the value per share representing their share class’ relative portion of the Fund’s liquidation value (“Class Value per Share”). See “Investment Objectives,” “Distributions and Distribution Dates,” and “Description of the Shares & Certain Terms of the Trust Agreement.”

Eligible Investments:

Each Fund will hold only cash, short-dated U.S. Treasuries or eligible repurchases agreements collateralized by U.S. Treasuries. The Fund will not invest in commodities, futures, swaps, or other derivatives.

Authorized Participants:

Fund Shares are not individually redeemable and will be issued and redeemed at their Class Value per Share only through certain authorized broker dealers in blocks of Shares called creation units, consisting of 25,000 Up Shares and 25,000 Down Shares. All other investors may only buy or sell a Fund’s shares in the secondary market at current market prices and may incur fees or brokerage commissions on their transactions. A Fund’s Up and Down Shares will trade separately.

Investor Reassessment:

The Funds have been designed to be utilized by investors who are prepared to reassess their holding of the shares at least as frequently as each Distribution Date. Investors in a Fund who wish to maintain a maximum exposure, a targeted absolute exposure, or a targeted relative exposure to such Fund’s Underlying Index over multiple Distribution Dates should reassess their positions following all cash, share and Net Income Distributions, and all Fund resets relating to the Share Index Factors. The Funds will not compound investor gains or otherwise rebalance investor positions to maximize investor exposure. The Funds are designed to make Regular Distributions of cash and in some cases shares to facilitate regular distribution of investor gains and to promote a deliberate and regular reassessment by investors of their investment in the Funds.

Investors who hold shares over one or more consecutive Distribution Dates without reassessment of their Fund share portfolio may experience decreased exposure to the Fund’s Underlying Index as well as a reduced opportunity for gain and loss.

Disclaimers:

The “The S&P GSCI Natural Gas Spot” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and, and has been licensed for use by AccuShares Management LLC.

Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by AccuShares Management LLC. AccuShares Natural Gas Spot Fund is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P GSCI Natural Gas Spot

Foreside Fund Services, LLC; Marketing Agent

S&P GSCI Natural Gas Spot Fund Down Class Shares  NGDN

December 31, 2013

DOWN CLASS SHARE OBJECTIVE:

AccuShares S&P GSCI Natural Gas Spot Fund Down Class Shares are designed to track the changes in specified spot natural gas prices in the S&P® GSCI Natural Gas Spot® index occurring from the prior Distribution Date to the next Distribution Date or a Measuring Period. Down Shares of the Fund seek to provide investment results, before adjustment for the class’ Net Investment Income and fees, which corresponds to the inverse performance of the Underlying Index over a Measuring Period, whether favorable or adverse (subject to the Class Value per Share Limitation).

ABOUT THE INDEX:

The S&P GSCI Natural Gas Spot is a sub-index of the S&P GSCI that reflects only the prices of the included Henry Hub natural gas futures contracts. The index does not incorporate interest on collateral or the premium or discount obtained by rolling positions forward as they approach delivery. Please see www.spindices.com/documents/methodologies/methodology-sp-gsci.pdf for further information.

KEY BENEFITS:
Exposure to the S&P “Spot Index” methodology:	Through the use of the S&P “spot index” methodology, the S&P GSCI Natural Gas Spot index seeks to reflect a numerical value for the natural gas spot price which does not incorporate or account for any increase or decrease relating to roll yield or to the trading of expiring contracts into a next current contract.
No K-1’s	Unlike futures linked funds which issue K-1’s, tax reporting for the AccuShares S&P GSCI Natural Gas Spot Fund is through Form 1099.
FUND DETAILS:
Inception Date:	[ ], 2014
Trading Symbol:	NGDN
Intraday Symbol:	NGDN.IV
Underlying Index:	The S&P GSCI Natural Gas Spot index
Underlying Index Symbol:	SPGSNG Index <Go> or .SPGSNG
CUSIP:	00439V839
Listing Exchange:	NASDAQ OMX
Management Fee:	60bps per annum
Distributions:	Quarterly on the 15th of the last month of each quarter

INDEX COMPARISON GRAPH:

Historical Results for the period from December 31, 2008 through December 31, 2013 Source: Bloomberg, Energy Information Administration (www.EIA.gov)

HISTORICAL RETURNS:

	1 Year	2 Year	3 Year	4 Year	12/31/08 to 12/31/13	12/31/08 to 12/31/13 (Annualized)

S&P GSCI Natural Gas Spot	26.23%	41.51%	-3.98%	-24.09%	-24.76%	-5.53%
S&P GSCI Natural Gas Excess Return	9.13%	-18.61%	-54.89%	-73.01%	-87.97%	-34.51%
EIA Natural Gas Futures Contract 1 ($’s per Million Btu)	26.23%	41.52%	-3.97%	-24.06%	-24.73%	-5.52%

Historical Results for the period from December 31, 2008 through December 31, 2013 Source: Bloomberg, Energy Information Administration (www.EIA.gov)

Historical S&P GSCI Natural Gas Spot, S&P GSCI Natural Gas Excess Return and U.S. Energy Information Administration Natural Gas Futures Contract 1 performance and return information is not indicative of future performance and returns of these indices or the shares of the Fund. It is not possible to invest directly in an index. Index performance and return information does not include Fund operating costs and other expenses, including the sponsor’s fee and Fund income taxes, or Fund creation and redemption transaction fees and does not account for investor brokerage commissions that will be incurred by investors purchasing and selling Fund shares in the secondary market.

Contact Us:	AccuShares Investor Service Center: 1-203-989-4969	Email: info@accushares.com
	Hours: Monday to Friday 8:00am – 5:00pm EST	Website: accushares.com

The Fund is not suitable for all Investors. The Fund is not intended as a long term passive investment.

For Use With Institutions Only. Not For Retail Distribution.
Foreside Fund Services, LLC; Marketing Agent

S&P GSCI Natural Gas Spot Fund Down Class Shares  NGDN

Not an Offer; Emerging Growth Company:

This fact sheet does not constitute an offer of any securities for sale. The information contained in this fact sheet is not complete and may be changed. The Fund may not sell the securities described herein until a registration statement is filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC. This fact sheet is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted. An investment in these securities involves significant risks. Before investing, you should thoroughly and carefully read the description of these risks and the other information in the Fund’s prospectus once the prospectus becomes available.

The Trust is an emerging growth company. The Trust and its sponsor are delivering this fact sheet solely to “qualified institutional investors” and “accredited investors,” as such terms are respectively defined in Rule 144A and Rule 501(a) promulgated under the Securities Act of 1933 (the “Securities Act”), to determine whether such investors might have an interest in a contemplated offering of these securities before the filing of a registration statement with respect to these securities with the SEC. This fact sheet does not constitute a prospectus and any sales or deliveries of these securities must be accompanied or preceded by a prospectus that meets the requirements of Section 10(a) of the Securities Act. The Trust and the sponsor intend the use of this fact sheet to comply with Section 5(d) of the Securities Act as a written communication defined in Rule 405 promulgated under the Securities Act.

Key Risk Factors:

Investing in the Fund involves substantial risk and high volatility, including possible loss of entire principal. Receipt of distributions of cash or shares will reduce an investor’s opportunity for gains in subsequent periods. Special Distributions will alter the timing of distributions to investors and reduce an investor’s opportunity for gains in subsequent periods. A Corrective Distribution will eliminate an investor’s opportunity for gains relating to the Underlying Index if an investor fails to rebalance his/her investments. Net income distributions may not occur. Decreases in Class Values per Share from distributions and/or net losses may reduce Class Values per Share leading to an adverse effect on the liquidity of the market for the Fund’s Shares and may deplete the Fund’s assets.

Disclosures:

AccuShares Commodities Trust I is a Delaware statutory trust organized by AccuShares Management LLC, the trust’s sponsor, into separate Fund series. Neither the Fund nor the Trust is an investment company under the Investment Company Act of 1940 or is subject to regulation under the Commodities Exchange Act or by the Commodity Futures Trading Commission and investors in the Fund are not afforded protection under such laws and regulations. Each Fund’s shares represent fractional undivided interests in and ownership of that Fund only. Each Fund will offer its shares on a continuous basis and be listed on the NASDAQ OMX.

The Funds are not intended to be used as long-term passive investment vehicles. The Funds are not appropriate for you if you do not intend to actively monitor and manage your holdings in the Funds before and immediately following each Fund distribution date.

Distributions and Exposure to Underlying Index:

Exposure to changes in an Underlying Index will be achieved through the allocation of the Fund’s liquidation value to each of its share classes and the resulting distribution to Fund shareholders of cash or cash and paired Up and Down Shares on prescribed distribution dates. A Fund’s Up Shares will be entitled to a distribution when the Fund’s Underlying Index has increased as of specified dates (“Regular Distributions”) or by 75% (“Special Distributions”). Similarly, a Fund’s Down Shares will be entitled to Regular or Special Distributions when the Underlying Index has declined. Any Regular or Special Distribution will have a total value equal to the favorable, but no more than 90%, Underlying Index change since the previous distribution date or since the Fund’s inception in the case of the first distribution. Regular and Special Distributions are expected to be made principally in cash, though the sponsor reserves the right to make all or any part of any such distribution in paired shares, especially where further cash distributions would have an adverse effect on the liquidity of the market for the Fund’s shares. After the first six months of Fund share trading, such distributions will be made in paired shares if Fund assets are $25 million or less. The share class having an adverse experience from Underlying Index changes will receive no Regular or Special Distribution and will experience dilution in value caused by the distribution to the opposing share class. Corrective distributions of shares (“Corrective Distributions”) may occur if the Fund’s share classes’ exchange trading prices deviate persistently from the value per share representing their share class’ relative portion of the Fund’s liquidation value (“Class Value per Share”). See “Investment Objectives,” “Distributions and Distribution Dates,” and “Description of the Shares & Certain Terms of the Trust Agreement.”

Eligible Investments:

Each Fund will hold only cash, short-dated U.S. Treasuries or eligible repurchases agreements collateralized by U.S. Treasuries. The Fund will not invest in commodities, futures, swaps, or other derivatives.

Authorized Participants:

Fund Shares are not individually redeemable and will be issued and redeemed at their Class Value per Share only through certain authorized broker dealers in blocks of Shares called creation units, consisting of 25,000 Up Shares and 25,000 Down Shares. All other investors may only buy or sell a Fund’s shares in the secondary market at current market prices and may incur fees or brokerage commissions on their transactions. A Fund’s Up and Down Shares will trade separately.

Investor Reassessment:

The Funds have been designed to be utilized by investors who are prepared to reassess their holding of the shares at least as frequently as each Distribution Date. Investors in a Fund who wish to maintain a maximum exposure, a targeted absolute exposure, or a targeted relative exposure to such Fund’s Underlying Index over multiple Distribution Dates should reassess their positions following all cash, share and Net Income Distributions, and all Fund resets relating to the Share Index Factors. The Funds will not compound investor gains or otherwise rebalance investor positions to maximize investor exposure. The Funds are designed to make Regular Distributions of cash and in some cases shares to facilitate regular distribution of investor gains and to promote a deliberate and regular reassessment by investors of their investment in the Funds.

Investors who hold shares over one or more consecutive Distribution Dates without reassessment of their Fund share portfolio may experience decreased exposure to the Fund’s Underlying Index as well as a reduced opportunity for gain and loss.

Disclaimers:

The “The S&P GSCI Natural Gas Spot” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and, and has been licensed for use by AccuShares Management LLC.

Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by AccuShares Management LLC. AccuShares Natural Gas Spot Fund is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P GSCI Natural Gas Spot.

Foreside Fund Services, LLC; Marketing Agent

Spot CBOE® VIX® Fund Up Class Shares	VXUP

December 31, 2013

UP CLASS SHARE OBJECTIVE:

AccuShares Spot CBOE VIX Fund Up Class Shares are designed to track the changes in specified measures of price volatility of the S&P 500 Index® occurring from the prior Distribution Date to the next Distribution Date or a Measuring Period. Up Shares of the Fund seek to provide investment results, before adjustment for the class’ Net Investment Income and the Daily Amount, which results correspond to the performance of its Underlying Index over a Measuring Period, whether favorable or adverse (subject to the Class Value per Share Limitation). The Underlying Index of the Fund is the VIX®.

ABOUT THE INDEX:

The CBOE Volatility Index (VIX) is a key measure of market expectations of near-term volatility conveyed by S&P 500® stock index option prices. Since its introduction in 1993, the VIX has been considered by many to be the world’s premier barometer of investor sentiment and market volatility.

KEY BENEFITS:

Exposure to the spot CBOE Volatility Index (“The VIX Index”)	Prior to the launch of the AccuShares Spot CBOE VIX Fund, the CBOE Volatility Index® has historically been uninvestible. Now with the AccuShares Spot CBOE VIX Fund Up Class Shares, investors can capitalize on increases in the CBOE Volatility Index.
No K-1’s	Unlike futures linked funds which issue K-1’s, tax reporting for the AccuShares Spot CBOE VIX Fund is through Form 1099.
FUND DETAILS:
Inception Date:	[ ], 2014
Trading Symbol:	VXUP
Intraday Symbol:	VXUP.IV
Underlying Index:	The CBOE® Volatility Index®, VIX®
Underlying Index Symbol:	VIX Index <Go> or .VIX
CUSIP:	00439V102
Listing Exchange:	NASDAQ OMX
Daily Amount:	On any Distribution Date where the VIX closes at 30 or below, the Daily Amount on any day will be 15bps of the Class Value per Share as of the most recent Distribution Date subtracted from the Up Share Class Value per Share and added to the Down Share Class Value per Share otherwise, the Daily Amount will be zero.
Management Fee:	95bps per annum
Distributions:	Monthly on the 15th of each month

INDEX COMPARISON GRAPH:

Historical Results for the period from January 29, 2009 through December 31, 2013 Source: Bloomberg

HISTORICAL RETURNS:

	1 Year	2 Year	3 Year	12/31/09 thru 12/31/13	12/31/09 thru 12/31/13 Annualized
The CBOE Volatility Index	-23.86%	-41.37%	-22.70%	-36.72%	-20.57%

The S&P500	29.60%	46.98%	46.97%	65.76%	17.23%

S&P 500 VIX Short-Term Futures Index Total Return	-65.72%	-92.43%	-92.71%	-97.96%	-63.54%

Historical Results for the period from December 31, 2009 through December 31, 2013 Source: Bloomberg

Historical CBOE Volatility Index (“VIX”), S&P 500 Index (“SPX”) and S&P 500 VIX Short-Term Futures Index (“SPVIXSTR”) performance and return information is not indicative of future performance and returns of these indices or the shares of the Fund. It is not possible to invest directly in an index. Index performance and return information does not include Fund operating costs and other expenses, including the sponsor’s fee and Fund income taxes, or Fund creation and redemption transaction fees and does not account for investor brokerage commissions that will be incurred by investors purchasing and selling Fund shares in the secondary market.

Contact Us:	AccuShares Investor Service Center: 1-203-989-4969	Email: info@accushares.com
	Hours: Monday to Friday 8:00am – 5:00pm EST	Website: accushares.com

The Fund is not suitable for all Investors. The Fund is not intended as a long term passive investment.
For Use With Institutions Only. Not For Retail Distribution.	Foreside Fund Services, LLC; Marketing Agent

Spot CBOE VIX Fund Up Class Shares	VXUP

Not an Offer; Emerging Growth Company:

This fact sheet does not constitute an offer of any securities for sale. The information contained in this fact sheet is not complete and may be changed. The Fund may not sell the securities described herein until a registration statement is filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC. This fact sheet is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted. An investment in these securities involves significant risks. Before investing, you should thoroughly and carefully read the description of these risks and the other information in the Fund’s prospectus once the prospectus becomes available.

The Trust is an emerging growth company. The Trust and its sponsor are delivering this fact sheet solely to “qualified institutional investors” and “accredited investors,” as such terms are respectively defined in Rule 144A and Rule 501(a) promulgated under the Securities Act of 1933 (the “Securities Act”), to determine whether such investors might have an interest in a contemplated offering of these securities before the filing of a registration statement with respect to these securities with the SEC. This fact sheet does not constitute a prospectus and any sales or deliveries of these securities must be accompanied or preceded by a prospectus that meets the requirements of Section 10(a) of the Securities Act. The Trust and the sponsor intend the use of this fact sheet to comply with Section 5(d) of the Securities Act as a written communication defined in Rule 405 promulgated under the Securities Act.

Key Risk Factors:

Investing in the Fund involves substantial risk and high volatility, including possible loss of entire principal. Receipt of distributions of cash or shares will reduce an investor’s opportunity for gains in subsequent periods. Special Distributions will alter the timing of distributions to investors and reduce an investor’s opportunity for gains in subsequent periods. A Corrective Distribution will eliminate an investor’s opportunity for gains relating to the Underlying Index if an investor fails to rebalance his/her investments. Net income distributions may not occur. Decreases in Class Values per Share from distributions and/or net losses may reduce Class Values per Share leading to an adverse effect on the liquidity of the market for the Fund’s Shares and may deplete the Fund’s assets.

Disclosures:

AccuShares Commodities Trust I is a Delaware statutory trust organized by AccuShares Management LLC, the trust’s sponsor, into separate Fund series. Neither the Fund nor the Trust is an investment company under the Investment Company Act of 1940 or is subject to regulation under the Commodities Exchange Act or by the Commodity Futures Trading Commission and investors in the Fund are not afforded protection under such laws and regulations. Each Fund’s shares represent fractional undivided interests in and ownership of that Fund only. Each Fund will offer its shares on a continuous basis and be listed on the NASDAQ OMX.

The Funds are not intended to be used as long-term passive investment vehicles. The Funds are not appropriate for you if you do not intend to actively monitor and manage your holdings in the Funds before and immediately following each Fund distribution date.

Distributions and Exposure to Underlying Index:

Exposure to changes in an Underlying Index will be achieved through the allocation of the Fund’s liquidation value to each of its share classes and the resulting distribution to Fund shareholders of cash or cash and paired Up and Down Shares on prescribed distribution dates. A Fund’s Up Shares will be entitled to a distribution when the Fund’s Underlying Index has increased as of specified dates (“Regular Distributions”) or by 75% (“Special Distributions”). Similarly, a Fund’s Down Shares will be entitled to Regular or Special Distributions when the Underlying Index has declined. Any Regular or Special Distribution will have a total value equal to the favorable, but no more than 90%, Underlying Index change since the previous distribution date or since the Fund’s inception in the case of the first distribution. Regular and Special Distributions are expected to be made principally in cash, though the sponsor reserves the right to make all or any part of any such distribution in paired shares, especially where further cash distributions would have an adverse effect on the liquidity of the market for the Fund’s shares. After the first six months of Fund share trading, such distributions will be made in paired shares if Fund assets are $25 million or less. The share class having an adverse experience from Underlying Index changes will receive no Regular or Special Distribution and will experience dilution in value caused by the distribution to the opposing share class. Corrective distributions of shares (“Corrective Distributions”) may occur if the Fund’s share classes’ exchange trading prices deviate persistently from the value per share representing their share class’ relative portion of the Fund’s liquidation value (“Class Value per Share”). See “Investment Objectives,” “Distributions and Distribution Dates,” and “Description of the Shares & Certain Terms of the Trust Agreement.”

Eligible Investments:

Each Fund will hold only cash, short-dated U.S. Treasuries or eligible repurchases agreements collateralized by U.S. Treasuries. The Fund will not invest in commodities, futures, swaps, or other derivatives.

Authorized Participants:

Fund Shares are not individually redeemable and will be issued and redeemed at their Class Value per Share only through certain authorized broker dealers in blocks of Shares called creation units, consisting of 25,000 Up Shares and 25,000 Down Shares. All other investors may only buy or sell a Fund’s shares in the secondary market at current market prices and may incur fees or brokerage commissions on their transactions. A Fund’s Up and Down Shares will trade separately.

Investor Reassessment:

The Funds have been designed to be utilized by investors who are prepared to reassess their holding of the shares at least as frequently as each Distribution Date. Investors in a Fund who wish to maintain a maximum exposure, a targeted absolute exposure, or a targeted relative exposure to such Fund’s Underlying Index over multiple Distribution Dates should reassess their positions following all cash, share and Net Income Distributions, and all Fund resets relating to the Share Index Factors. The Funds will not compound investor gains or otherwise rebalance investor positions to maximize investor exposure. The Funds are designed to make Regular Distributions of cash and in some cases shares to facilitate regular distribution of investor gains and to promote a deliberate and regular reassessment by investors of their investment in the Funds.

Investors who hold shares over one or more consecutive Distribution Dates without reassessment of their Fund share portfolio may experience decreased exposure to the Fund’s Underlying Index as well as a reduced opportunity for gain and loss.

Disclaimers:

The Underlying Index is a product of The Chicago Board Options Exchange Incorporated (“CBOE”) which is licensed by S&P Dow Jones Indices LLC (“SPDJI”) to AccuShares Management LLC in connection with the AccuShares Spot CBOE VIX Fund. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); CBOE®, Chicago Board Options Exchange®, CBOE Volatility Index® and VIX® are registered trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”); and, these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by AccuShares Management LLC. AccuShares Spot CBOE VIX Fund is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates or their third party licensors (including CBOE) and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the CBOE Volatility Index.

Foreside Fund Services, LLC; Marketing Agent

Spot CBOE® VIX® Fund Down Class Shares	VXDN

December 31, 2013

DOWN CLASS SHARE OBJECTIVE:

AccuShares Spot CBOE VIX Fund Down Class Shares are designed to track the changes in specified measures of price volatility of the S&P 500 Index® occurring from the prior Distribution Date to the next Distribution Date or a Measuring Period. Down Shares of the Fund seek to provide investment results, before adjustment for the class’ Net Investment Income and the Daily Amount, which results correspond to the inverse of the performance (negative one times) of its Underlying Index over a Measuring Period, whether favorable or adverse (subject to the Class Value per Share Limitation). The Underlying Index of the Fund is the VIX®.

ABOUT THE INDEX:

The CBOE Volatility Index (VIX) is a key measure of market expectations of near-term volatility conveyed by S&P 500® stock index option prices. Since its introduction in 1993, the VIX has been considered by many to be the world’s premier barometer of investor sentiment and market volatility.

KEY BENEFITS:
Exposure to the spot CBOE Volatility Index (“The VIX Index”)	Prior to the launch of the AccuShares Spot CBOE VIX Fund, the CBOE Volatility Index® has historically been uninvestible. Now with the AccuShares Spot CBOE VIX Fund Down Class Shares, investors can capitalize on decreases in the CBOE Volatility Index.
No K-1’s	Unlike futures linked funds which issue K-1’s, tax reporting for the AccuShares Spot CBOE VIX Fund is through Form 1099.
FUND DETAILS:
Inception Date:	[ ], 2014
Trading Symbol:	VXDN
Intraday Symbol:	VXDN.IV
Underlying Index:	The CBOE® Volatility Index®, VIX®
Underlying Index Symbol:	VIX Index <Go> or .VIX
CUSIP:	00439V201
Listing Exchange:	NASDAQ OMX
Daily Amount:	On any Distribution Date where the VIX closes at 30 or below, the Daily Amount on any day will be 15bps of the Class Value per Share as of the most recent Distribution Date added to the Down Share Class Value per Share and subtracted from the Up Share Class Value per Share otherwise, the Daily Amount will be zero.
Management Fee:	95bps per annum
Distributions:	Monthly on the 15th of each month

INDEX COMPARISON GRAPH:

Historical Results for the period from January 29, 2009 through December 31, 2013 Source: Bloomberg

HISTORICAL RETURNS:

	1 Year	2 Year	3 Year	12/31/09 thru 12/31/13	12/31/09 thru 12/31/13 Annualized
The CBOE Volatility Index	-23.86%	-41.37%	-22.70%	-36.72%	-20.57%
The S&P500	29.60%	46.98%	46.97%	65.76%	17.23%
S&P 500 VIX Short-Term Futures Index Total Return	-65.72%	-92.43%	-92.71%	-97.96%	-63.54%

Historical Results for the period from December 31, 2009 through December 31, 2013 Source: Bloomberg

Historical CBOE Volatility Index (“VIX”), S&P 500 Index (“SPX”) and S&P 500 VIX Short-Term Futures Index (“SPVIXSTR”) performance and return information is not indicative of future performance and returns of these indices or the shares of the Fund. It is not possible to invest directly in an index. Index performance and return information does not include Fund operating costs and other expenses, including the sponsor’s fee and Fund income taxes, or Fund creation and redemption transaction fees and does not account for investor brokerage commissions that will be incurred by investors purchasing and selling Fund shares in the secondary market.

Contact Us:	AccuShares Investor Service Center: 1-203-989-4969	Email: info@accushares.com
	Hours: Monday to Friday 8:00am – 5:00pm EST	Website: accushares.com

The Fund is not suitable for all Investors. The Fund is not intended as a long term passive investment.
For Use With Institutions Only. Not For Retail Distribution.	Foreside Fund Services, LLC; Marketing Agent

Spot CBOE VIX Fund Down Class Shares	VXDN

Not an Offer; Emerging Growth Company:

This fact sheet does not constitute an offer of any securities for sale. The information contained in this fact sheet is not complete and may be changed. The Fund may not sell the securities described herein until a registration statement is filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC. This fact sheet is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted. An investment in these securities involves significant risks. Before investing, you should thoroughly and carefully read the description of these risks and the other information in the Fund’s prospectus once the prospectus becomes available.

The Trust is an emerging growth company. The Trust and its sponsor are delivering this fact sheet solely to “qualified institutional investors” and “accredited investors,” as such terms are respectively defined in Rule 144A and Rule 501(a) promulgated under the Securities Act of 1933 (the “Securities Act”), to determine whether such investors might have an interest in a contemplated offering of these securities before the filing of a registration statement with respect to these securities with the SEC. This fact sheet does not constitute a prospectus and any sales or deliveries of these securities must be accompanied or preceded by a prospectus that meets the requirements of Section 10(a) of the Securities Act. The Trust and the sponsor intend the use of this fact sheet to comply with Section 5(d) of the Securities Act as a written communication defined in Rule 405 promulgated under the Securities Act.

Key Risk Factors:

Investing in the Fund involves substantial risk and high volatility, including possible loss of entire principal. Receipt of distributions of cash or shares will reduce an investor’s opportunity for gains in subsequent periods. Special Distributions will alter the timing of distributions to investors and reduce an investor’s opportunity for gains in subsequent periods. A Corrective Distribution will eliminate an investor’s opportunity for gains relating to the Underlying Index if an investor fails to rebalance his/her investments. Net income distributions may not occur. Decreases in Class Values per Share from distributions and/or net losses may reduce Class Values per Share leading to an adverse effect on the liquidity of the market for the Fund’s Shares and may deplete the Fund’s assets.

Disclosures:

AccuShares Commodities Trust I is a Delaware statutory trust organized by AccuShares Management LLC, the trust’s sponsor, into separate Fund series. Neither the Fund nor the Trust is an investment company under the Investment Company Act of 1940 or is subject to regulation under the Commodities Exchange Act or by the Commodity Futures Trading Commission and investors in the Fund are not afforded protection under such laws and regulations. Each Fund’s shares represent fractional undivided interests in and ownership of that Fund only. Each Fund will offer its shares on a continuous basis and be listed on the NASDAQ OMX.

The Funds are not intended to be used as long-term passive investment vehicles. The Funds are not appropriate for you if you do not intend to actively monitor and manage your holdings in the Funds before and immediately following each Fund distribution date.

Distributions and Exposure to Underlying Index:

Exposure to changes in an Underlying Index will be achieved through the allocation of the Fund’s liquidation value to each of its share classes and the resulting distribution to Fund shareholders of cash or cash and paired Up and Down Shares on prescribed distribution dates. A Fund’s Up Shares will be entitled to a distribution when the Fund’s Underlying Index has increased as of specified dates (“Regular Distributions”) or by 75% (“Special Distributions”). Similarly, a Fund’s Down Shares will be entitled to Regular or Special Distributions when the Underlying Index has declined. Any Regular or Special Distribution will have a total value equal to the favorable, but no more than 90%, Underlying Index change since the previous distribution date or since the Fund’s inception in the case of the first distribution. Regular and Special Distributions are expected to be made principally in cash, though the sponsor reserves the right to make all or any part of any such distribution in paired shares, especially where further cash distributions would have an adverse effect on the liquidity of the market for the Fund’s shares. After the first six months of Fund share trading, such distributions will be made in paired shares if Fund assets are $25 million or less. The share class having an adverse experience from Underlying Index changes will receive no Regular or Special Distribution and will experience dilution in value caused by the distribution to the opposing share class. Corrective distributions of shares (“Corrective Distributions”) may occur if the Fund’s share classes’ exchange trading prices deviate persistently from the value per share representing their share class’ relative portion of the Fund’s liquidation value (“Class Value per Share”). See “Investment Objectives,” “Distributions and Distribution Dates,” and “Description of the Shares & Certain Terms of the Trust Agreement.”

Eligible Investments:

Each Fund will hold only cash, short-dated U.S. Treasuries or eligible repurchases agreements collateralized by U.S. Treasuries. The Fund will not invest in commodities, futures, swaps, or other derivatives.

Authorized Participants:

Fund Shares are not individually redeemable and will be issued and redeemed at their Class Value per Share only through certain authorized broker dealers in blocks of Shares called creation units, consisting of 25,000 Up Shares and 25,000 Down Shares. All other investors may only buy or sell a Fund’s shares in the secondary market at current market prices and may incur fees or brokerage commissions on their transactions. A Fund’s Up and Down Shares will trade separately.

Investor Reassessment:

The Funds have been designed to be utilized by investors who are prepared to reassess their holding of the shares at least as frequently as each Distribution Date. Investors in a Fund who wish to maintain a maximum exposure, a targeted absolute exposure, or a targeted relative exposure to such Fund’s Underlying Index over multiple Distribution Dates should reassess their positions following all cash, share and Net Income Distributions, and all Fund resets relating to the Share Index Factors. The Funds will not compound investor gains or otherwise rebalance investor positions to maximize investor exposure. The Funds are designed to make Regular Distributions of cash and in some cases shares to facilitate regular distribution of investor gains and to promote a deliberate and regular reassessment by investors of their investment in the Funds.

Investors who hold shares over one or more consecutive Distribution Dates without reassessment of their Fund share portfolio may experience decreased exposure to the Fund’s Underlying Index as well as a reduced opportunity for gain and loss.

Disclaimers:

The Underlying Index is a product of The Chicago Board Options Exchange Incorporated (“CBOE”) which is licensed by S&P Dow Jones Indices LLC (“SPDJI”) to AccuShares Management LLC in connection with the AccuShares Spot CBOE VIX Fund. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); CBOE®, Chicago Board Options Exchange®, CBOE Volatility Index® and VIX® are registered trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”); and, these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by AccuShares Management LLC. AccuShares Spot CBOE VIX Fund is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates or their third party licensors (including CBOE) and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the CBOE Volatility Index.

Foreside Fund Services, LLC; Marketing Agent